Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Carroll, Amelia M.	2. Issuer Name and Ticker or Trading Symbol Katy Industries, Inc. (KT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) c/o Katy Industries, Inc. 765 Straits Turnpike, Suite 2000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/25/2002
(Street) Middlebury, CT 06762		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								181,239	I	By Spouse
Common Stock								797,693	I	Note 1.
Common Stock								2,073,436	I	Note 2.
Common Stock								2,106	I	By Spouse in Note 3. plan
Common Stock								8,729	D
Common Stock								2,106	I	Note 3.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$3.11	11/25/2002	11/25/2002	J Note 4.		7,000		11/25/2002	11/25/2012	Common Stock	7,000		23,000	I	By Spouse
Explanation of Responses:

1. Members of the Reporting Person's immediate family are beneficiaries of the Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), the Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust), the Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr.(the "WEC Jr. '61 Trust), and the Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. (the "WEC Jr. '62 Trust). The WEC Jr. '57 Trust, WEC Jr. '58 Trust, WEC Jr. '61 Trust, and WEC Jr. '62 Trust directly beneficially own 2,151; 603,000; 11,881; and 180,661 shares of the Issuer's outstanding stock (the "Shares"), respectively, for an aggregate of 797,693 shares. The Reporting Person may be deemed to have an indirect pecuniary interest in such shares to the extent that the members of her immediate family living in the same household are beneficiaries of the trusts.

2. CRL, Inc. ("CRL") directly beneficially owns 2,073,436 shares. As the stockholders of CRL, the WEC Jr. '57 Trust, the WEC Jr. '58 Trust, and the spouse of the Reporting Person may be deemed to indirectly beneficially own such shares. The Reporting Person may be deemed to have in indirect pecuniary interest in the Shares indirectly beneficially owned by the WEC Jr. '57 Trust and the WEC Jr. '58 Trust through CRL to the extent that the members of her immediate family living in the same household are beneficiaries of those trusts and as the spouse of a stockholder of CRL.

3. Shares held by rabbi trust for Katy Supplemental Retirement Plan.

4. J - Grant of options to Mrs. Carroll's spouse, Wallace E. Carroll, Jr., who is a Katy director and 10% owner.

5. Pursuant to Power of Attorney dated October 14, 2002.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Amelia M. Carroll **Signature of Reporting Person Amelia M. Carroll (5)	11/27/2002 Date
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